

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 28, 2007

Richard K. Reece
Executive Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street N.E. Suite 2400
Atlanta, Georgia 30309

      RE: Acuity Brands, Inc.
              Form 10-K for Fiscal Year Ended August 31, 2006
              Forms 10-Q for Fiscal Quarters Ended November 30, 2006,
              February 28, 2007 and May 31, 2007
              File No. 1-16583

Dear Mr. Reece:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Results of Operations, page 22

Fiscal 2006 Compared with Fiscal 2005, page 22

2. Please expand/revise the discussion of your results of operations for each period
   presented to address the following:
   - Please provide a more comprehensive analysis of factors that impacted your
     net sales, cost of products sold and operating expenses. In addition, you
     should discuss known or anticipated trends that have and/or may continue to
     have an impact on your results of operations. Your discussion and analysis
     should provide investors with sufficient information to understand historical
     trends and expectations for the future through the eyes of management.
   - Please quantify the impact of each factor you identify when multiple factors
     contribute to fluctuations. You should also ensure that you are explaining the
     majority of increases or decreases in each line item. For example, you
     indicate that the increase in operating expenses was due to increased
     commission expense, freight expense, incentive compensation, and training
     and development of associates. However, you do not quantify the amount of
     the increased related specifically to each business factor. You also do not
     discuss this trend and the impact of this trend and expectations for the future.
   Please refer to Item 303 of Regulation S-K. Please show us what your revised
   MD&A for Fiscal 2006 Compared to Fiscal 2005 will look like, since it will still
   appear in your next Form 10-K.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page 40

3. Please disclose the types of expenses that you include in the cost of products sold
   line item and the types of expenses that you include in the selling, distribution and
   administrative expense line item. In doing so, please also disclose whether you
   include inbound freight charges, purchasing and receiving costs, inspection costs,
   warehousing costs, internal transfer costs, and the other costs of your distribution
   network in the cost of products sold line item. With the exception of warehousing
   costs, if you currently exclude a portion of these costs from cost of products sold,
   please disclose:
   - in a footnote the line items that these excluded costs are included in and
     the amounts included in each line item for each period presented, and
   - in MD&A that your gross margins may not be comparable to those of
     other entities, since some entities include all of the costs related to their
     distribution network in cost of products sold and others like you exclude a

portion of them from gross profit, including them instead in a line item, such as selling, distribution and administrative expense.

Revenue Recognition, page 40

4. You indicate that provisions for certain rebates, sales incentives, product returns and discounts to customers are recorded in the same period the related revenue is recorded. Please tell us whether all forms of consideration given to customers (or resellers) are treated as a reduction of revenues. If not, please disclose the circumstances when they are treated as an expense, along with the related amounts included in each expense line item for each period presented. See EITF 01-9.

Research and Development/Advertising, page 45

5. Please disclose the statement of operations line item(s) that research and development and advertising costs are included in.

Interest Expense, Net, page 46

6. Please tell us why you are including interest on obligations in connection with non-qualified retirement plans outside of operating profit. Please cite the accounting literature used to support your conclusion.

Miscellaneous Expense (Income), Net, page 46

7. You indicate that miscellaneous expense (income), net is comprised primarily of gains or losses resulting from the sale of property, plant and equipment. Please classify these gains or losses from the sale of property, plant and equipment in operating income as required by 45 of SFAS 144.

Note 4: Long-Term Debt and Lines of Credit, page 52

8. You indicate that your $160.0 million and $200.0 million notes are publicly traded notes. Please tell us whether these publicly traded notes are registered pursuant to the Exchange Act of 1934. If your notes are registered notes, please disclose: (1) whether your notes are guaranteed by one or more of your subsidiaries, (2) if the guarantees are full and unconditional and joint and several, (3) whether Acuity Brands has no independent assets or operations and (4) any significant restrictions on the ability of Acuity Brands or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please also tell us what consideration you have given to Rule 3-10 of Regulation S-X, as applicable.

Note 7: Commitments and Contingencies, page 60

Self-Insurance, page 60

9. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers' compensation, comprehensive general liability and auto liability. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

Note 11: Quarterly Financial Data, page 67

10. You had a significant increase in sales from the second quarter of 2006 to the third and fourth quarters of 2006. However, you do not discuss this trend in your MD&A. Please discuss the underlying reasons or implications for this significant increase and the significant third and fourth quarter sales. Please also discuss whether this development is temporary or expected to continue. If your significant third and fourth quarter sales are considered to be seasonal, please disclose this fact in your MD&A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief